Exhibit 99.1

TURBO ENERGY EXPANDS ITS C&I FOOTPRINT WITH A $3.5 MILLION PORTFOLIO OF 15 INTELLIGENT ENERGY STORAGE PROJECTS

Representing 15.6 MWh of storage capacity across Spain and Chile, the firm-order portfolio extends Turbo Energy’s AI-driven energy management technology across a diversified base of C&I applications as industrial operators seek greater energy cost control and resilience amid renewed market volatility.

VALENCIA, Spain — (GLOBE NEWSWIRE) – September 17, 2026 – Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global technology integrator specializing in AI-driven energy storage and energy management solutions, today announced the continued expansion of its commercial and industrial (“C&I”) footprint through 15 firm-order energy storage projects across Spain and Chile.

Representing an estimated aggregate order value attributable to Turbo Energy of approximately €3 million, or approximately US$3.48 million¹, the portfolio combines 15.6 MWh of storage capacity and 5.95 MW of power units with energy management systems designed to optimize how electricity is generated, stored and consumed at each site.

The projects demonstrate continued commercial traction and execution across a diversified base of C&I applications. Two systems are already operating, three are under installation, nine are in manufacturing stage and one is under development, advancing the portfolio from signed orders into deployed energy infrastructure. Based on current project schedules, Turbo Energy expects the projects not yet operating to progress through delivery, installation and commissioning between Q4 2026 and H1 2027, subject to customer site readiness and other project-specific conditions.

Turbo Energy is addressing a broad range of real-world energy requirements, including solar energy time shifting, self-consumption optimization, peak-demand management, off-grid power supply, electric-vehicle charging, mitigation of grid interruptions and participation in energy flexibility services.

Across the portfolio, Turbo Energy combines modular battery storage with energy management systems and its AI-driven optimization capabilities. By analyzing generation, consumption and operating requirements, the Company’s technology is designed to automate charging and discharging decisions, coordinate storage with on-site renewable generation and improve the economic use of energy assets.

The portfolio is expanding as businesses face renewed uncertainty across global energy markets. Disruptions affecting energy flows through and around the Strait of Hormuz have contributed to heightened volatility in oil, refined products, freight and broader energy markets, reinforcing the exposure of industrial margins to energy price shocks.

¹	U.S. dollar amount calculated using an exchange rate of US$1.1604 per euro, the Federal Reserve H.10 rate reported for September 11, 2026, in the release dated September 14, 2026.

Against this backdrop, by transforming battery storage from standalone equipment into an actively managed energy system, Turbo Energy’s technology is designed to help operators optimize when electricity is generated, stored and consumed, manage peak-demand exposure and strengthen continuity during grid disruptions. This intelligent layer provides customers with greater control over the energy variables within their operations.

“Energy volatility is no longer a temporary operating issue. It is a structural risk for industrial competitiveness,” said Mariano Soria, Chief Executive Officer of Turbo Energy. “Customers are not simply looking for more battery capacity. They need an intelligent energy layer capable of coordinating generation, storage and demand around the economics of their operations.”

“These 15 projects demonstrate that our technology can be deployed across different industries, system sizes and energy requirements. With projects spanning development, manufacturing, installation and operation, the portfolio shows the repeatability of our AI-driven platform across a more diversified C&I customer base,” Soria added.

The 15 projects are separate from the Company’s previously announced 366 MWh Pamesa Net Zero industrial deployment under a $53 million contract. The estimated €3 million order value and 15.6 MWh capacity reported in this release exclude Pamesa. While Pamesa demonstrates Turbo Energy’s ability to execute at major industrial scale, this separate portfolio demonstrates the repeatability of its technology across a broader base of modular C&I installations, customers, applications and operating environments.

For purposes of this release, the “firm-order portfolio” comprises 15 projects supported by binding purchase orders and/or executed supply agreements received or entered into by Turbo Energy and excludes non-binding proposals and letters of intent. As with any commercial agreement, the orders remain subject to their respective contractual terms, including any applicable modification, cancellation or termination provisions. The estimated aggregate €3 million order value represents the value attributable to Turbo Energy under the underlying orders and does not represent revenue recognized within a single reporting period. Revenue recognition and cash collection depend on the contractual and execution milestones applicable to each project.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy, S.A. (Nasdaq: TURB) is a global technology integrator specializing in AI-driven energy storage and energy management solutions. The Company integrates advanced battery storage, proprietary software and energy management systems into intelligent energy solutions that help residential, commercial and industrial customers optimize energy consumption, reduce costs, improve resilience and maximize the value of their energy assets.

As part of Umbrella Global Energy, Turbo Energy plays a strategic role in driving innovation in intelligent energy storage, electrification and software-defined energy management across Europe, North America and Latin America. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, including anticipated manufacturing, delivery, installation and commissioning timelines, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Turbo Energy | Investor Relations
Email: investors@turbo-e.com
Website: investors.turbo-e.com

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